EXHIBIT 99

                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                            AND SUBSIDIARY COMPANIES
                      CONSOLIDATED STATEMENT OF EARNINGS*
                             SUPPLEMENTAL SCHEDULE
                FOR THE THREE MONTHS ENDED MARCH 31: (UNAUDITED)


(Dollars in millions except for per share amounts)        1997          1996
                                                        -------       -------
Revenue:
   Hardware sales                                       $ 7,761       $ 7,708
   Services                                               4,095         3,198
   Software                                               2,950         3,037
   Maintenance                                            1,603         1,749
   Rentals and financing                                    899           867
                                                        -------       -------
Total revenue                                            17,308        16,559

Cost:
   Hardware sales                                         5,244         5,005
   Services                                               3,297         2,577
   Software                                                 912           911
   Maintenance                                              853           912
   Rentals and financing                                    410           385
                                                        -------       -------
Total cost                                               10,716         9,790
                                                        -------       -------
Gross profit                                              6,592         6,769

Operating expenses:
   Selling, general and administrative                    3,684         3,697
   Research, development and engineering                  1,069         1,091
                                                        -------       -------
Total operating expenses                                  4,753         4,788
                                                        -------       -------
Operating income                                          1,839         1,981
Other income, principally interest                          185           150
Interest expense                                            172           149
                                                        -------       -------
Earnings before income taxes                              1,852         1,982
Income tax provision                                        657           773
                                                        -------       -------
Net earnings                                              1,195         1,209

Preferred stock dividends and transaction costs               5             5
                                                        -------       -------
Net earnings applicable to
   common shareholders                                  $ 1,190       $ 1,204
                                                        =======       =======
Net earnings per share of common stock**                $  1.19       $  1.11

*    Supplemental information provided for comparative purposes:
     1996 excludes a non-recurring, non-tax deductible charge of $435 million ($.40 per common share) for purchased in-process research and development in connection with the acquisitions of Tivoli Systems, Inc. and Object Technology International, Inc.

**   Adjusted to reflect a two-for-one stock split effective May 9, 1997